Exhibit 99.2

November 8, 2021

Medirom Healthcare Technologies Inc.

Reports Financial and Operating Results for the First Half of 2021

New York – November 8, 2021 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM, “MEDIROM”), a leading holistic health services provider in Japan, today announced MEDIROM’s interim financial results for the six month ended June 30, 2021.

FY 2021 Interim Financial Highlights

•	Total revenue for the first half of the year increased by 57.0% to JPY2,127 million (US$19.1 million) from JPY1,356 million in a year ago period, due to the recovery from the COVID-19 negative impact in 2020.

•	Cost of revenues increased by 39.4% to JPY1,768 million (US$15.9 million) from JPY1,269 million in a year ago period, as a result of the reopening of the salons and salon acquisitions.

•	SG&A increased by 61.3% to JPY840 million (US$7.5 million) from JPY521 million in a year ago period, as a result of the stock compensation expenses and increased professional fees.

•	Net loss of JPY521 million (US$4.6 million) was recorded due to the increased cost of revenues and SG&A. JPY148 million of the stock compensation expense was one of the major factors of the loss.

•	Adjusted EBITDA and Adjusted EBITDA margin were negative JPY291 million (US$2.6 million) and minus 13.7%, respectively.

•	Cashflow from Operating Activities was negative JPY348 million (US$3.1 million), mainly due to the decrease in net income.

•	Cashflow from Investing Activities was negative JPY410 million (US$3.6 million), primarily due to salon acquisitions.

•	Cashflow from Financing Activities was negative JPY 326 million (US$2.9 million), due to the deferred offering costs and bank loan repayment.

•	Net cash decreased by JPY 1,084 million (US$9.7 million).

Corporate Highlights 1H2021

•	Number of Salons increased by 24 stores to 313 as of June 30, 2021 from 289 stores as of June 30, 2020, primarily attributed to the acquisition of SAWAN in May 2021.

•	Sales per Customer increased by 1.9%, from JPY6,234 in June 2020 to JPY6,350 in June 2021.

•	Operation Ratio improved by 7.8 percentage points to 48.6% in June 2021 from 40.8% in the same month of 2020.

•	Total Customers Served also recovered by 41.9% to 373,723 in the first half of 2021 from 263,351 in the same period in 2020.

•	Our mobile application LavⓇ is being upgraded for general consumers use on top of the engagement by Specific Guidance Program.

•	In December 2021, we are planning to launch a self-charging smart bracelet, MOTHER TrackerⓇ in Japan.

Outlook and perspective FY 2021 and FY2022

•	The Declaration of Emergency for COVID-19 was lifted in October 2021. There is no closed salon.

•	After observing the KPIs transition in FY2020 and ongoing FY2021, we concluded that our industry is regarded as a necessary service for people’s daily life. We believe that relaxation salon business segment will continue to stay stable, and that we can generate reasonable profit by controlling the cost and expenses.

•	We will actively look for the opportunities to grow our salon business through M&A transactions.

•	Due to the nature of the Company’s business and its strategy, such as the sale of directly-operated salons to franchisees in the second half of the year and the rise in sales in summer, sales and profits tend to be skewed toward the second half of the year. This trend has been observed for the past 10 years.

Recent Developments

On October 31, 2021, Ms. Miki Aoki, resigned as a member of our board of directors to assume a role as director of our subsidiary, Bell Epoc Wellness Inc. Ms. Aoki indicated that her resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices. The Company has no immediate plans to replace Ms. Aoki for the time being, however, it will consider nominating a new director(s) for the next annual shareholders meeting. Bell Epoc Wellness Inc. changed its name to Wing Inc. effective November 1, 2020

Comments from the CEO

Kouji Eguchi, Chief Executive Officer of MEDIROM, stated, “I want to emphasize our view of Medirom’s importance to the communities where we have a presence and of our ongoing focus on keeping our employees safe while supporting customers during the pandemic. Throughout 2020, we expanded our business model while operating in the challenges posed by the COVID-19 pandemic by providing a level of customer service that our customers have come to know and love.”

“The increase in revenues reflects the foundation we have built and continue to expand upon even during challenging times. At the end of June of this year we had 313 salons, an increase of 24, as compared to 289 at the end of June of last year,” continued Mr. Eguchi. “We are looking forward to the future as we carefully and strategically plan to expand our operations and meet the demand of our partners and customers.”

FORWARD-LOOKING STATEMENTS

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

Non-GAAP Financial Measures

This press release includes non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Definitions for such non-GAAP measures can be found in the Appendix to this presentation. Any non-GAAP financial measures used in this presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company’s financial statements prepared in accordance with GAAP. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth in the Appendix to this presentation.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in com paring our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies.

(1) For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2020($)	2020(¥)	2019(¥)
Net (loss) income	$(5,225)	¥(539,170)	¥17,335

Dividend income and interest income	(13)	(1,334)	(1,338)
Interest expense	128	13,234	13,591
Gain from bargain purchases	—	—	(6,487)
Other, net	(1,272)	(131,299)	(4,153)
Income tax expense	(848)	(87,519)	15,961
Equity in earnings (loss) of investment	—	—	(559)

Operating income	$(7,230)	¥(746,088)	¥34,350

Depreciation and amortization	604	62,290	46,174
Losses on sales of directly-operated salons to franchises	—	—	9,600
Losses on disposal of property and equipment, net and other intangible assets, net	328	33,841	4,631
Impairment loss on long-lived assets	1,031	106,501	44,546

Adjusted EBITDA	$(5,267)	¥(543,456)	¥139,301
Adjusted EBITDA margin	(16.3)%	(16.3)%	3.6%

(2) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 316 (as of September 30, 2021) relaxation salons across Japan, Re.Ra.KuⓇ, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health-tech business, and launched new healthcare programs using on-demand training app called “LavⓇ”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER TrackerⓇ”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL: https://medirom.co.jp/en

Contacts:

Investor Relations Team

ir@medirom.co.jp

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

	(Yen in thousands, except share data)

	June 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	¥354,950	¥1,439,733
Accounts receivable-trade, net of allowances of ¥5,484 and ¥4,426, respectively	89,416	148,540
Accounts receivable-other	305,851	411,278
Inventories	10,904	7,956
Prepaid expenses and other current assets	111,057	79,717
Total current assets	872,178	2,087,224
Property and equipment, net	330,692	235,930
Goodwill	535,246	150,720
Other intangible assets, net	91,036	97,615
Investments	53,020	500
Long-term accounts receivable-other, net of allowances of ¥125,939 and ¥131,759, respectively	115,247	116,942
Right-of-use asset - operating lease, net	1,709,722	1,578,828
Lease and guarantee deposits	784,796	710,636
Deferred tax assets, net	613,311	655,591
Other assets	94,768	79,480
Total assets	¥5,200,016	¥5,713,466
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥62,244	¥67,016
Accrued expenses	814,390	889,112
Current portion of long-term borrowings	181,884	242,281
Accrued income taxes	13,211	43,198
Contract liability (current)	92,988	172,063
Advances received	438,482	461,665
Short-term lease liability	702,685	658,320
Other current liabilities	141,550	118,933
Total current liabilities	2,447,434	2,652,588
Long-term borrowings - net of current portion	573,275	668,380
Deposit received	340,525	375,463
Long-term contract liability - net of current portion	297,523	333,978
Long-term lease liability - net of current portion	1,059,530	992,892
Asset retirement obligation	256,967	191,192
Other liabilities	18,693	7,716
Total liabilities	4,993,947	5,222,209
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,882,500 shares outstanding at June 30, 2021; 9,999,999 shares authorized; 4,915,000 shares issued and 4,822,500 shares outstanding at December 31, 2020	1,223,134	1,179,313
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at June 30, 2021 and December 31, 2020	100	100
Treasury stock, at cost- 92,500 common shares at June 30, 2021 and December 31, 2020	(3,000)	(3,000)
Additional paid-in capital	1,210,907	1,018,146
Accumulated deficit	(2,225,072)	(1,703,302)
Total shareholders’ equity	206,069	491,257
Total liabilities and shareholders’ equity	¥5,200,016	¥5,713,466

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	(Yen in thousands, except share and per share data)

	Six months ended June 30,
	2021	2020
Revenues:
Revenue from directly-operated salons	¥1,421,413	¥751,267
Franchise revenue	689,148	593,236
Other revenues	16,918	11,774
Total revenues	2,127,479	1,356,277
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	1,415,685	866,297
Cost of franchise revenue	335,458	394,906
Cost of other revenues	17,764	8,017
Selling, general and administrative expenses	840,760	521,364
Total cost of revenues and operating expenses	2,609,667	1,790,584
Operating loss	(482,188)	(434,307)
Other income:
Dividend income	2	2
Interest income	506	674
Interest expense	(6,683)	(6,076)
Gain from bargain purchases	1,014	1,624
Government subsidies	1,065	12,230
Other, net	19,733	1,912
Total other income	15,637	10,366
Loss before income tax expense	(466,551)	(423,941)

Income tax expense	55,219	19,030

Net loss	¥(521,770)	¥(442,971)

Net loss per share
Basic	¥(107.09)	¥(110.12)
Diluted	¥(107.09)	¥(110.12)

Weighted average shares outstanding
Basic	4,872,224	4,022,501
Diluted	4,872,224	4,022,501

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Yen in thousands, except share data)

			Class A
	Common stock		common stock		Treasury stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	Total
Balance, December 31, 2020	4,915,000	¥1,179,313	1	¥100	92,500	¥(3,000)	¥1,018,146	¥(1,703,302)	¥491,257
Issuance of common stock for exercise of over-allotment, net of issuance costs	60,000	43,821	—	—	—	—	43,821	—	87,642
Net loss	—	—	—	—	—	—	—	(521,770)	(521,770)
Stock-based compensation	—	—	—	—	—	—	148,940	—	148,940
Balance, June 30, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,210,907	¥(2,225,072)	¥206,069

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Yen in thousands)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	¥(521,770)	¥(442,971)
Adjustments to reconcile net loss to net cash used in by operating activities:
Depreciation and amortization	39,631	33,105
Losses on sales of directly-operated salons to franchisees	49	65
Allowance for doubtful accounts	(4,860)	(5,295)
Stock-based compensation	148,940	—
Losses on disposal of property and equipment, net and other intangible assets, net	1,967	26,913
Gain from bargain purchases	(1,014)	(1,624)
Deferred income tax expense	42,280	11,046
Other non-cash gains – net	847	121
Changes in operating assets and liabilities:
Accounts receivable-trade, net	72,839	192,093
Accounts receivable-other	108,981	89,518
Inventories	(50)	(369)
Prepaid expenses and other current assets	(35,395)	(37,422)
Lease and guarantee deposits	(16,902)	84,323
Accounts payable	(8,303)	(52,394)
Accrued expenses	106,131	(62,280)
Accrued income taxes	(30,267)	3,105
Contract liability	(115,531)	—
Advances received	(96,535)	(124,828)
Other current liabilities	597	(23,476)
Deposit received	(34,938)	(66,195)
Other assets and other liabilities – net	(4,963)	1,704
Net cash used in operating activities	(348,266)	(374,861)
Cash flows from investing activities:
Purchases of time deposits	(13,201)	(13,500)
Proceeds from maturities of time deposits	—	10,000
Proceeds from sale of affiliated company securities	—	50,000
Acquisition of investment securities	(52,520)	—
Acquisition of property and equipment	(41,370)	(70,803)
Proceeds from sale of property and equipment	—	3,227
Cost additions to internal use software	(7,631)	(9,492)
Acquisition of businesses – net of cash acquired	(300,843)	(42,393)
Proceeds from due from shareholder	—	7,966
Payment received on short-term loans receivable	225	225
Payment received on long-term accounts receivable-other, net	5,090	7,515
Net cash used in investing activities	¥(410,250)	¥(57,255)

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)—CONTINUED

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Yen in thousands)

	Six months ended June 30,
	2021	2020
Cash flows from financing activities:
Proceeds from issuance of common stock for exercise of over-allotment, net of issuance costs	¥87,642	¥—
Proceeds from long-term borrowings	—	330,000
Repayment of long-term borrowings	(155,502)	(114,657)
Payment of installment payables related to business acquisitions	(2,520)	(30,199)
Payment of deferred offering costs	(255,887)	(41,589)
Net cash (used in) provided by financing activities	(326,267)	143,555

Net decrease in cash and cash equivalents	(1,084,783)	(288,561)
Cash and cash equivalents at beginning of period	1,439,733	513,621
Cash and cash equivalents at end of period	¥354,950	¥225,060

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest	¥6,733	¥4,896
Income taxes	43,199	4,953

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	490,342	189,240
Purchases of property and equipment included in accrued expenses	2,670	9,548
Purchases of intangible assets included in accrued expenses	2,325	—
Payables related to acquisition of businesses included in accrued expenses	—	60,902
Deferred offering costs included in accrued expenses	—	26,476